Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

3 November 2006

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 October to 31 October 2006.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PP Sandra Odell
Deputy Secretary

Tel: *0116 200 4352*
Fax: *0116 200 4390*
Email: *sandra.odell@alliance-leicester.co.uk*

ENCLS

dlw 11/14

1990006 (4/05)

Alliance & Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

October 2006

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 24 – various dates

Information filed with the UKLA or the LSE and made public thereby

Sale of Commercial Customer Leases
Notification of Transactions of Directors etc - 10 October 2006

Information distributed to the Company's security holders

NIL

1990006 (4/05)

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	10	2006	04	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4496		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly ...)*	N/A		

A14 *AS3BDUUS* 471
COMPANIES HOUSE 07/10/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

4017-23.07

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	ORDINARY 50P	4496
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 27

Schedule of Allotments

Date of Exercise: 4 October 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
BARBARA LYNNE	KERR	HARRIDGE LANE	SCARISBRICK	NR ORMSKIRK	MERSEYSIDE	L40	8HD	1036	1,036	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1036	**1,036**	**0**	**0**

5/10/06

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 25

Schedule of Allotments

Date of Exercise: 29 September 2006

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
GRAHAM CHARLES	LONG	16 SUMATRA ROAD	WEST HAMPSTEAD	LONDON	NW6 1PS	0	2586	2,586	0	0
							2586	2,586	0	0

5/10/06

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 31

Schedule of Allotments

Date of Exercise: 4 October 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MATTHEW JEREMY	HALL	ROAD	LEAMINGTON SPA	CV32 6EX		0	0	874	874	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								874	**874**	**0**	**0**

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	10	2006	03	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7646		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly* ...	N/A

A14 *AS3BCJGR* 472
COMPANIES HOUSE 07/10/2006

...ge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 7646
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6.10.06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 30

Schedule of Allotments

Date of Exercise: **3 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
PAUL STUART	COOPER	75 LEAM TERRACE	LEAMINGTON SPA	WARWICKSHIRE	CV311DE		0	3837	3,422	415	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								3837	**3,422**	**415**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 30

Schedule of Allotments
Date of Exercise: **3 October 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to Participant	Issue to Spouse
ALAN DAVID	WALL	THE GRANGE	CAT TAIL LANE	SCARISBRICK	WEST LANCS	PR8 5LW	3809	3,809	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							3809	**3,809**	**0**	**0**

CWD

File No. 82-4964

RECEIVED

2006 NOV 14 P 11:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	09	2006	28	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11216	2776	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£0.00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name SEE ATTACHED SCHEDULES Address UK Postcode	ORDINARY 50p	13992
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed [signature] **Date** 20 October 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL SHARE SCHEMES ALLIANCE AND LEICESTER plc
CARLTON PARK NARBOROUGH LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Scheme

Schedule of Allotments
Date of Exercise: **28 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
CHRISTOPHER MARK	LONG	18 WYSEMEAD	HORLEY	SURREY	RH6 9XX	0	952	952	0	0
CHRISTOPHER MARK	LONG	18 WYSEMEAD	HORLEY	SURREY	RH6 9XX	0	436	436	0	0
CHRISTOPHER MARK	LONG	18 WYSEMEAD	HORLEY	SURREY	RH6 9XX	0	952	952	0	0
CHRISTOPHER MARK	LONG	18 WYSEMEAD	HORLEY	SURREY	RH6 9XX	0	436	436	0	0
							2776	**2,776**	**0**	**0**

Clon

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 24

Schedule of Allotments

Date of Exercise: **28 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ADRIAN PAUL	HALLARD	HAY HOUSE FARM	BELMONT ROAD	IPSTONES	HIRE	ST10 2JR		2034	2,034	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								2034	**2,034**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 25

Schedule of Allotments

Date of Exercise: 28 September 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ANDREW JOHN	DUNN	ROAD	BARROW-UPON-SOAR	ROUGH	LEICESTER	LE12 8QQ		1602	1,602	0	0
PAUL ANDREW	KIRWAN	AVENUE	UPTON	WIRRAL	MERSEYSIDE	CH49 4NJ		1374	1,374	0	0
MARIE	BELL	SOUTHPORT	BOOTLE	DE	L20 6EE		0	766	766	0	0
								3762	3,762	0	0

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 25

Schedule of Allotments
Date of Exercise: **28 September 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ian Frank	Tandy	Bridle Cottage	Fernie Chase	Langton	Leicestershire		LE16 7SE	5420	5,420	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								5420	**5,420**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	09	2006	29	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10777	1491	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.795	£7.545	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address		ORDINARY 50P	12268
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 3.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact *information in the box opposite but* if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 26

Schedule of Allotments

Date of Exercise: 29 September 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse	Sharesafe Number	Participant Instructions
~~GRAHAM CHARLES~~	~~LONG~~	~~15 [illegible] ROAD~~	~~WEST HAMPSTEAD~~	~~LONDON~~	~~[illegible]~~		~~0~~	~~2890~~	~~2,538~~	~~0~~	~~0~~		
MARK ALAN	BROWNE	14 BROCKS HILL DRIVE	OADBY	LEICESTER	LEICESTERS	LE2 5RD		4189 ✓	4,189	0	0		
STEPHEN	HAY	10 CARNFORTH CLOSE	CROXTETH PARK	WEST	MERSEYSIDE	L12 0HP		1809 ✓	[illegible]	191	0		Retain in form of share certificate
ANNIKA MARIA	WAHLBERG	THE CASTLE	CHURCH HILL	STRETTON	WARWICKSH	CV23 9NA		2033 ✓	1,805	228	0	00023165983	Retain in Sharesafe account
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
	0	0	0	0	0	0	0	0	0	0	0		
								~~10497~~	10,088	419	0		

7921

CDC

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme	
Batch NO	26	

Schedule of Allotments
Date of Exercise: 29 September 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spou
MICHAEL GRANVILLE	COSTELLO	LANE	COSBY	RSHIRE	LE9 1RG		0	1491	1,491	0	
GRAHAM CHARLES	LONG	ROAD	WEST HAMPSTEAD	LONDON	NW6 1PS		0	1158	935	223	
VANESSA JANE	LONG	ROAD	WEST HAMPSTEAD	LONDON	NW6 1PS		0	0	223	-223	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
								2649	**2,649**	**0**	

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 27

Schedule of Allotments

Date of Exercise: **29 September 2006**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
WILLIAM DAVID	JONES	LLYS MERLIN	CROSS INN	L	CEREDIGION	SA44 6LY			1175	1,175	0	
BARBARA LYNNE	KERR	136 HARRIDGE	SCARISBRICK	ORMSKIRK	MERSEYSIDE	L40 8HD			523	523	0	
	0	0	0	0	0	0	0		0	0	0	
	0	0	0	0	0	0	0		0	0	0	
	0	0	0	0	0	0	0		0	0	0	
	0	0	0	0	0	0	0		0	0	0	
	0	0	0	0	0	0	0		0	0	0	
	0	0	0	0	0	0	0		0	0	0	
	0	0	0	0	0	0	0		0	0	0	
	0	0	0	0	0	0	0		0	0	0	
									1698	**1,698**	**0**	

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 2363713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 2	1 0	2 0 0 6	0 2	1 0	2 0 0 6

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10970		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name SEE ATTACHED SCHEDULES Address UK Postcode	ORDINARY 50P	10970
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4.10.06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 29

Schedule of Allotments
Date of Exercise: **2 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
LILA	RAIBORDE	5 BRIAR MEADS	OADBY		LEICESTER	LEICESTERSHIRE	LE2 5WE	1369	1,096	0	0
RONALD	RAIBORDE	5 BRIAR MEADS	OADBY		LEICESTER	LEICESTERSHIRE	LE2 5WE	0	273	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1369	**1,369**	**0**	**0**

3/10/06

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 28

Schedule of Allotments
Date of Exercise: 2 October 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
BARBARA HAZEL	COLLIER	ANVILS REST	FORGE END	EAST STOUR	NR GILLINGHAM	DORSET		667	667	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								667	**667**	**0**	**0**

3/10/06.

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 29

Schedule of Allotments

Date of Exercise: **2 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sola)	Issue to participant	Issue to Spouse
ALASDAIR	CAMERON	2 CAMMO HILL	CAMMO	EDINBURGH	MID LOTHIAN	EH4 8EY		3713	3,713	0	0
SUSAN	STYLES	THE BANKS	DAVENTRY ROAD	NEWNHAM	NORTHANTS	NN11 3HF		5221	5,221	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								8934	**8,934**	**0**	**0**

3/10/06

File No. 82-4964

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03 / 10 / 2006	03 / 10 / 2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7646		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 7646
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER. LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 30

Schedule of Allotments

Date of Exercise: **3 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
PAUL STUART	COOPER	75 LEAM TERRACE	LEAMINGTON SPA	WARWICKSHIRE	CV311DE		0	3837	3,422	415	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								3837	**3,422**	**415**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 30

Schedule of Allotments

Date of Exercise: **3 October 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ALAN DAVID	WALL	THE GRANGE	CAT TAIL LANE	SCARISBRICK	WEST LANCS	PR8 5LW	3809	3,809	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							3809	**3,809**	**0**	**0**

CDW

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 6	1 0	2 0 0 6	0 6	1 0	2 0 0 6

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4717		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	ORDINARY 50P	4717
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 33

Schedule of Allotments

Date of Exercise: **6 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
DAVID	PEARSON	17 CHURCH GREEN	FORMBY	LIVERPOOL	MERSEYSIDE L37 2LN			1289	1,289	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1289	**1,289**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 33

Schedule of Allotments
Date of Exercise: **6 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
DAVID	PEARSON	GREEN	FORMBY	L.	MERSEYSIDE L37 2LN			359	359	0	0
VIVIENNE IRENE	BAILEY	CROSSFIELD	WORSLEY	TER	M28 1GP			3069	3,069	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								3428	**3,428**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	10	2006	05	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3075		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address		ORDINARY 50P	3075
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-10-06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTEL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 32

Schedule of Allotments
Date of Exercise: **5 October 2006**

Forename	Surname	Address					Quantity to Exercise.	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
STEVEN	BOLTON	1 RICHMOND CLOSE	HIGHTOWN	MERSEYSIDE	L38 9GH	0	1404	1,404	0	0
ANDREW TIMOTHY	HEDGES	46 CHURCH AVENUE	HOLY CROSS	CLENT	WEST MIDLANDS	DY9 9QT	714	714	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							2118	**2,118**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 32

Schedule of Allotments

Date of Exercise: **5 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
LORNA CAROLYN	PRICE	FOXGLOVE	BRIZLINCOTE VALLEY	ON TRENT	RE	DE15	9HQ	957	957	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								957	**957**	**0**	**0**

File No. 82-4964

RECEIVED

2006 NOV 14 P 1:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04 10 2006	04 10 2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4496		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name SEE ATTACHED SCHEDULES		Class of shares allotted	Number allotted
Address		ORDINARY 50P	4436
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 10-10-06

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL. SHARE SCHEMES. ALLIANCE & LEICESTER

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2773

DX number 11000   DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 37

Schedule of Allotments
Date of Exercise: **4 October 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
BARBARA LYNNE	KERR	HARRIDGE LANE	SCARISBRICK	NR ORMSKIRK	MERSEYSIDE	L40 8HD	1036	1,036	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							1036	1,036	0	0

ALLIANCE & LEICESTER PLC
Scheme Unapproved Company Share Option Scheme
Batch NO 25

Schedule of Allotments
Date of Exercise: **29 September 2000**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
GRAHAM CHARLES	LONG	15 SUMATRA ROAD	WEST HAMPSTEAD	LONDON	NW6 1PS	0	2586	2,586	0	0
							2586	**2,586**	**0**	**0**

5/10/00.

ALLIANCE & LEICESTER PLC
Scheme: Approved Company Share Option Scheme
Batch NO: 31

Schedule of Allotments
Date of Exercise: 4 October 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MATTHEW JEREMY	HALL	ROAD	LEAMINGTON SPA	CV32 6EX		0	0	874	874	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								874	874	0	0

5/10/06

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 3	1 0	2 0 0 6	0 3	1 0	2 0 0 6

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7646		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address		ORDINARY 50P	7646
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 30

Schedule of Allotments
Date of Exercise: **3 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
PAUL STUART	COOPER	75 LEAM TERRACE	LEAMINGTON SPA	WARWICKSHIRE	CV311DE		0	3837	3,422	415	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								3837	**3,422**	**415**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme	
Batch NO	30	
Schedule of Allotments		
Date of Exercise:		**3 October 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
ALAN DAVID	WALL	THE GRANGE	CAT TAIL LANE	SCARISBRICK	WEST LANCS	PR8 5LW	3809	3,809	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							3809	**3,809**	**0**	**0**

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,939		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	11.05		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Capita IRG Trustees Ltd.	Class of shares allotted: Ordinary	Number allotted: 9,939
Address: The Registry 34 Beckenham Road Beckenham KENT		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 09-Oct-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,984	3,698	1,657
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.795	7.545	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 8,339
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 10-Oct-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,280		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1,280
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 10-Oct-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **19 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	1362	1,228	134	0
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	130	0	130	0
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	1362	0	1,362	0
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG	0	130	0	130	0
							2984	**1,228**	**1,756**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **19 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Donna	Cunliffe	Ivy House	Off Higher Lane	Rainford	St Helens	WA11 8NU	3698	3,698	0	0
							3698	**3,698**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: 19 September 2006

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MARK EVAN	JONES	2 FELL CLOSE	SADDINGTON GRANGE	FLECKNEY LEICESTER	LE8 8DG	732	732	0	0
PAUL THOMAS	CARINE	HOLMBERRY	NEWTON KYME	TADCASTE NORTH	LS24 9LS	925	925	0	0
						1657	1,657	0	0

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments
Date of Exercise: **19 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MARK EVAN	JONES	2 FELL CLOSE	GRANGE	FLECKNEY	LEICESTER	LE8 8DG	738	667	71	0
JOHN	ARTHUR	6 WESTFIELD CLOSE	HARBOROUGH	HIRE	LE16 9DX		125	125	0	0
PAUL THOMAS	CARINE	STREET	NEWTON KYME	TADCASTER	YORKSHIRE	LS24 9LS	417	417	0	0
							1280	**1,209**	**71**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance & Leicester Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2006	09	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	805	4813	4589
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.81	£8.715

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address		ORDINARY 50p	10207
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 11/10/06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC.
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 34

Schedule of Allotments

Date of Exercise: **9 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
IAN RICHARD	WALKER	HILL DRIVE	OADBY	LEICESTER	LEICESTERSHIRE	LE2 5RE		805	805	0	
STUART	BRANCH	HOUSE	25 WHITTLEBURY ROAD	SILVERSTONE	TOWCESTER	NORTHAMPTONSHIRE		3442	3,442	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
								4247	**4,247**	**0**	

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 34

Schedule of Allotments

Date of Exercise: **9 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Stuart	Branch	Plum Tree House	25 Whittlebury Road	Silverstone	Towcester	onshire		4813	4,813	0	0
Stuart	Branch	Plum Tree House	25 Whittlebury Road	Silverstone	Towcester	onshire		1147	1,147	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								5960	**5,960**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	10	2006	12	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	496		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	3.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address		Ordinary 50p	496
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 16.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 37

Schedule of Allotments

Date of Exercise: **12 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Matthew Jeremy	Hall	33 Gaveston Road	Leamington Spa	CV32 6EX		0	0	496	496	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								496	**496**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	10	2006	11	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6607	1760	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	8.795	7.950	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name SEE ATTACHED SCHEDULES		Class of shares allotted	Number allotted
Address		Ordinary 50p	8367
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 16.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC.

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 36

Schedule of Allotments
Date of Exercise: **11 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
John Christopher	Moore	8 Poplars Court	Leicester Road	Harborough	Leicestershire	LE16 7BU		1760	1,760	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1760	**1,760**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 36

Schedule of Allotments

Date of Exercise: **11 October 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Anthony Pearch	Nancarrow	The Cottage	84 Woodhouses	Burntwood	Staffordshire	WS7 9EJ	2241	2,241	0	0
Andrew Timothy	Hedges	46 Church Avenue	Holy Cross	Clent	West Midlands	DY9 9QT	742	742	0	0
Rodney Denis	McMichael	Clonshesk House	Six Acres	Astley	Leicestershire	LE9 6PX	3624	3,624	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							6607	6,607	0	0

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	10	2006	10	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1899		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	ORDINARY 50p	1899
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 16.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 35

Schedule of Allotments

Date of Exercise: **10 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Mark Percival	Tomlinson	9 Pinewood Close	Scarisbrick	Southport	Merseyside	PR8 5LL		1899	1,899	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1899	1,899	0	0

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	ALLIANCE AND LEICESTER PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04 10 2006	04 10 2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4496		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50P	Number allotted 4496
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE & LEICESTER

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 27

Schedule of Allotments
Date of Exercise: **4 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
BARBARA LYNNE	KERR	HARRIDGE LANE	SCARISBRICK	NR ORMSKIRK	MERSEYSIDE	L40	8HD	1036	1,036	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								1036	**1,036**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 26

Schedule of Allotments

Date of Exercise: **29 September 2006**

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
GRAHAM CHARLES	LONG	16 SUMATRA ROAD	WEST HAMPSTEAD	LONDON	NW6 1PS	0	2586	2,586	0	0
							2586	**2,586**	**0**	**0**

5/10/06.

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 31

Schedule of Allotments

Date of Exercise: 4 October 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
MATTHEW JEREMY	HALL	ROAD	LEAMINGTON SPA	CV32 6EX	0	0	0	874	874	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								874	**874**	**0**	**0**

5/10/06

7

File No. 82-4964

RECEIVED
2006 NOV 14 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 326713

Company name in full Alliance and Leicester Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	10	2006	13	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5597	1565	1506
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.810	8.715

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

File 2-4964

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 326713

Company name in full Alliance and Leicester Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	10	2006	13	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1706	1398	1848
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.340	£8.600	£7.545

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	326713
Company name in full	Alliance and Leicester Plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	10	2006	13	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1754		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.950		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 15,374
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 20.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 38

Schedule of Allotments

Date of Exercise: **13 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Philip Martin	Beech	2 Holbrook Close	Great Sankey	Warrington	WA5 3SE		0	482	482	0	0
Philip Martin	Beech	2 Holbrook Close	Great Sankey	Warrington	WA5 3SE		0	1565	1,565	0	0
Philip Martin	Beech	2 Holbrook Close	Great Sankey	Warrington	WA5 3SE		0	1506	1,506	0	0
Philip Martin	Beech	2 Holbrook Close	Great Sankey	Warrington	WA5 3SE		0	1398	1,398	0	0
Philip Martin	Beech	2 Holbrook Close	Great Sankey	Warrington	WA5 3SE		0	1706	1,706	0	0
Terence Joseph	Cross	Lowther Grange	Heybridge Lane	Prestbury	Macclesfield	Cheshire		3938	3,423	515	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								10595	10,080	515	0

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 38

Schedule of Allotments
Date of Exercise: **13 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spous
Phillip Martin	Beech	Close	Great Sankey	Warrington	WA5 3SE		0	937	937	0	
Terence Joseph	Cross	Lowther Grange	Heybridge Lane	Prestbury	Macclesfield	Cheshire		240	185	55	
Terence Joseph	Cross	Lowther Grange	Heybridge Lane	Prestbury	Macclesfield	Cheshire		1754	1,226	528	
Terence Joseph	Cross	Lowther Grange	Heybridge Lane	Prestbury	Macclesfield	Cheshire		1848	1,235	613	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
	0	0	0	0	0	0	0	0	0	0	
								4779	**3,583**	**1,196**	

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	10	2006	18	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3837		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt data barcode.

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name SEE ATTACHED SCHEDULE Address UK Postcode	Ordinary 50p	3,837
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 20.10.06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme : Unapproved Company Share Option Scheme

Batch NO 41

Schedule of Allotments

Date of Exercise: **18 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ewan	Edwards	Dalestorth Farm	Main Street	Allington	Grantham	e		3837	3,837	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								3837	**3,837**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	10	2006	26	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5123		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 5,123
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ____________ Date 31.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 46

Schedule of Allotments
Date of Exercise: 25 October 2006

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Lloyd Mark	Lewis	12 Meadoway	Tarleton	Preston	PR4 6NA	0	809	809	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							809	809	0	0

ALLIANCE & LEICESTER PLC

Scheme *Unapproved Company Share Option Scheme*

Batch NO 46

Schedule of Allotments

Date of Exercise: **26 October 2006**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominess Limited (Sale)	Issue to participant	Issue to Spouse
David	Patton	North Lodge	14 Folville Street	Ashby Folville	LE14 2TE				3718	3,718	0	0
Lloyd Mark	Lewis	12 Meadoway	Tarleton	Preston	PR4 6NA				596	596	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									4314	4,314	0	0

File No. 82-4964

RECEIVED

2006 NOV 14 P 1:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	10	2006	27	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	909		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 909
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 1 November 2006.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme
Batch NO	47

Schedule of Allotments
Date of Exercise: 27 October 2006

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Wendy Jayne	Luczywo	36 Main Street	Nailstone	Nuneaton	Warwickshire	CV13 0QE		909	909	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								909	**909**	**0**	**0**

File No. 82-4964

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester Plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	10	2006	20	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5177		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	Ordinary 50p	5,177
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 25/10/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC
Scheme Unapproved Company Share Option Scheme
Batch NO 42

Schedule of Allotments
Date of Exercise: **20 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Christopher	Jones	181 Cranmer Court	Whitehead's Grove	Chelsea	London	SW3 3HG		5177	5,177	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								5177	**5,177**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	18	10	2006	18	10	2006

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3837		
Nominal value of each share	50p		
Amount (if any) paid or due on each share (including any share premium)	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	Ordinary 50p	3,837
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed Sir Wood [signature] **Date** 25/10/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 41

Schedule of Allotments

Date of Exercise: **18 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ewan	Edwards	Dalestorth Farm	Main Street	Allington	Grantham	e		3837	3,837	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								-3837	**3,837**	**0**	**0**

File No. 82-4964

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	10	2006	20	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4604		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 4,604
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Schedule of Allotments

Date of Exercise: **23 October 2006**

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Nigel Martin	Cadman	43 Talbot Way	Stapeley	Nantwich	Cheshire	CW5 7RR	4604	0	4,604	0
							4604	**0**	**4604**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24 10 2006	24 10 2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1687		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name SEE ATTACHED SCHEDULES		Class of shares allotted	Number allotted
Address		Ordinary 50p	1,687
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 30.10.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but, if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

SUE KETTELL, SHARE SCHEMES. ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 45

Schedule of Allotments
Date of Exercise: **24 October 2006**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
David	Patton	North Lodge	14 Folville Street	Folville	LE14 2TE		0		430	430	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
	0	0	0	0	0	0	0		0	0	0	0
									430	**430**	**0**	**0**

ALLIANCE & LEICESTER PLC
Scheme Unapproved Company Share Option Scheme
Batch NO 44

Schedule of Allotments
Date of Exercise: **24 October 2006**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Jonathan	Wright	10 Attenborough Close	Thorpe Astley	Braunstone	Leicester	Leicestershire	LE3 3UD		351	351	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									351	351	0	0

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 44

Schedule of Allotments
Date of Exercise: **24 October 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Jonathan	Wright	10 Attenborough Close	Thorpe Astley	Braunstone	Leicester	Leicestershire		906	906	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								906	**906**	**0**	**0**

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	11	11.05
D J Bennett	Yes	Yes	11	11.05
C S Rhodes	Yes	Yes	11	11.05
T S Lloyd	Yes		11	11.05
S Murphy	Yes		11	11.05
S Baum	Yes		11	11.05
G Wilkinson	Yes		11	11.05
S Dawkins	Yes		11	11.05
L Permutt	Yes		11	11.05
I D Buchanan	Yes		11	11.05
A P Lee	Yes		11	11.05
R J Hopwood	Yes		11	11.05
I J Hares	Yes		11	11.05
G Pilkington	Yes		11	11.05
B P Glover	Yes		11	11.05
S Leonard	Yes		11	11.05

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

176

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

File No. 82-4964

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.05

11. Date and place of transaction

6 October 2006 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

9 October 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification

10 October 2006